UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the month of March 2016

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

On March 13, 2016, Intec Pharma Ltd. (the “Company”) published in two daily Israeli newspapers a Notice of Special General Meeting of Shareholders (the “Notice”). The Notice was published pursuant to the requirements of Israeli law and the original version of the Notice is in Hebrew. A convenience translation into English of the Notice is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Notice is attached for information purposes only and does not constitute a proxy solicitation on behalf of the Company. The Company’s proxy solicitation materials for distribution in the United States will be furnished separately on or about March 25, 2016.

On March 14, 2016, the Company issued two press releases announcing (i) its fourth quarter 2015 and full year 2015 financial results and (ii) the availability of its Annual Report on Form 20-F through its website. Copies of the press releases are attached hereto as Exhibits 99.2 and 99.3 and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEC PHARMA LTD.

	By:	/s/ Zeev Weiss
Name: Zeev Weiss
Title: Chief Executive Officer

Date: March 14, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Convenience Translation from Hebrew of Notice of Special General Meeting of Shareholders, dated March 13, 2016.
99.2	Press release, dated March 14, 2016.
99.3	Press release, dated March 14, 2016.

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